

Easier payments and remittances for emerging markets

wefunder.com/makeba

We've built a financial ecosystem that combines point-of-sale payments and money transfers into a single platform. Enabeling secure mobile transactions without credit cards that are instant and low cost.



Leadership Team





Yamandou Alexander
CEO

Serial entrepreneur and philanthropist with decades of experience building technology and infrastructure projects in Africa.



Mayoro Diagne
Technology Project Manager

Mayoro has over 15 years of IT experience leading major governmental projects with large social impact. He leads the development and technology team at Makeba.



Hernidia Tavares
Cape Verde Country Manager

Hernidia is responsible for customer acquisition, marketing and business partnerships in our pilot market of Cape Verde. She has extensive experience in marketing and sales for consumer products and telecommunication companies in Cape Verde.



Adriana Henriquez
Chief Operating Officer

Adriana holds over 18 years of experience in scaling startups through strategy, operations and business development. Following on 18 years of experience, she oversees operations, risk management, compliance, and governance for Makeba.



Dana Endundo Ferreira
Market Director, Europe

Dana is over 14 years of experience in Marketing and Digital Strategy, including for Citibank and The Bank of New York Mellon. Dana leads Makeba's customer acquisition effort in Europe.



Fatim Sow
Chief of Staff

Fatim comes to Makeba with over 15 years of experience in new product development, marketing and entrepreneurship in consumer products. At Makeba, Fatim is involved with business development



Justin Howes
Creative Director

Justin is an award-winning, multi-disciplined designer and Creative Director with a wealth of hands-on, international experience spanning 20 years. Justin is passionate about human-centred design and crafting lean and meaningful digital experiences.





We are first targeting Africa where the demand is high and our team is experienced

$65 billion received in remittances per year

80% of payments made in cash





500 million affordable smartphones in use and growing fast

Africa's economy is growing, GDP was up **3.8%** in 2018





The Opportunity



Remittance Costs

• The average cost of remittance to Africa is very high at 9.5% on average.
• Despite high fees $65 billion was sent to Africa in 2018 alone.

Cash Transactions

• The informal sector in Africa is huge, close to $1 trillion in 2016.
• 80% of transactions are still done entirely in cash, which is unsafe and unpractical for both individuals and businesses.

Credit Cards

• Only 21% of the sub-Saharan population in Africa have a bank account.
• In regions where card payments are available, high transaction fees for businesses are prohibitive.

Smartphone Explosion

• Sub-Saharan Africa has an estimated 500 million low-cost smartphones today & climbing.
• Ever faster mobile networks are rapidly rolled out to meet the demand.

Young and Growing

• 70% of Africa's 1.2 billion people are under the age of 30.
• Increasingly educated and tech-savvy consumers are entering the job market.
• Africa's economy is on an upward trend, GDP grew by 3.8% in 2018.



Cut out the middlemen that drive up cost

By cutting out the middlemen, Makeba transactions are able to move between sender and recipient instantly. Without the need for credit cards, wire transfers or cash.

Having no costly payment networks or slow third parties to deal with means we can offer a better and cheaper service to our customers.

The goal is for our customers to pay for everything in their lives with Makeba - from sending and receiving remittances to buying groceries and shopping online.

90% cheaper remittances from US & EU

90% cheaper point-of-sale transactions

Left: Average remittance cost from US & EU to Africa compared to Makeba.

Right: Average credit card fee compared to Makeba US transaction fees.







Our Trackrecord

Makeba is fully operational in Cabo Verde

To test our technology we launched Makeba in the West African country of Cabo Verde earlier this year and we are off to a strong start.

We already have over 3,500 customers and our month-to-month customer growth is 30% despite a Corona lockdown.

We've had great feedback from businesses and from the government in Cape Verde. For instance, we have recently partnered with the Post Office to deliver pension payments using Makeba.

Together with our local bank partner Banco BAI we are currently offering our customers:

- mobile payments
- domestic money transfers
- airtime purchases
- payment of government taxes
- pension deposits

We are rolling out distribution partnerships with Shell gas stations, Electra (Utility), Unitel (mobile operator) and the University of Cabo Verde. More exciting partnerships are coming soon.



5 de junho
1979 - 2019
A HISTÓRIA

Shell licensee partnership announcement



MAKEBA

The prime minister of Cabo Verde, Ulisses Correia e Silva, at the Makeba launch



Senior citizens are able to sign up to receive pension payments with Makeba



How We Make Money

Establishing a reliable flow of revenue

We want to grab a share of the remittances market going to and within Africa, collecting a fee on every transfer. At the same time, we want to gain a share of in-person and online point-of-sale payments in Africa; collecting a transaction fee for every payment.

With remittances and payments as our foundation, we aim to create additional sources of revenue by adding to our financial services offering.

In the first year of operation we expect our sources of income to be:













- Cash Withdrawal Fees
- Money Transfer Fees
- Monthly Subscription Fees
- Sale of Airtime and Data
- Merchant Transaction Fees
- Currency Exchange

How We Make Money



We aim to establish a reliable flow of revenue by encouraging our customers to subscribe to our monthly plans that lower their per-transaction fees.



Cash Withdrawal Fees
28%

Money Transfer Fees
27%

Monthly Subscription Fees
22%

Sale of Aritime and Data
18%

Merchant Transaction Fees
4%

Currency Exchange
1%

Our first year expected revenue stream:

The Makeba ecosystem gives more people easy access to the financial products they need.





The cornerstones of Makeba's platform are three tightly integrated products



Makeba Merchant



Free app for
businesses



Makeba Money



Free app for
individuals



Makeba SDK



Development kit for
third parties to accept
Makeba payments

Makeba Money App



Money Transfers

Lets customers send money instantly to other Makeba users. Only the phone number of the recipient is needed to send a transfer.

Payments

Secure payments in stores and online.

Messenger

Customers can chat securely to friends and family as well as request and attach money.

Cash Services

Allows customers withdraw and deposit cash at partner banks and at local businesses who are using Makeba Merchant.

Bill Pay & Airtime

Customers can buy airtime directly from the app as well as pay bills from Makeba Merchants, and more.

Cost

There is no monthly fees for Makeba although customers can select a monthly plan to further lower their remittance fees. It's always free to receive money, chat and make payments.

Traditional Money Transfer:

9.5% per transfer
1-3 days delivery time

Makeba:

0.25% per transfer
Instant delivery

Average money transfer fee to Africa using traditional remittance methods compared to the Makeba Plus plan



Makeba Merchant App



Point of Sale

Makeba Merchant is a free POS app for accepting payments from Makeba Money customers.

Manage Employees

Merchants can track their employees sales in real time and set customized permissions for each employee.

Fast & Secure

Unlike with credit cards there are no unexpected chargebacks, and payments are deposited in full instantly.

Cost

There are no set-up cost, monthly minimums and no subscription fees - although customers can select a monthly plan to further lower their transaction fees.

Credit Cards:

2.9% per transaction + $0.30

Makeba:

0.25% per transaction + $0.10

Average credit card transaction fee in the US compared to Makeba's POS transaction fees.



Makeba SDK
Dev Kit

We are currently in the testing phase of our Payment SDK which will allow third party apps and websites to accept Makeba as a form of payment.

The SDK can be adapted by approved third party providers that connect to the internet - ranging from online payments to in person payments for transportation and more.







Security Is Our Priority

With Makeba, fraudulent charges are near impossible as each payment requires the user's explicit approval to be processed. Unlike credit cards, Makeba transactions can't be made without the customer agreeing to it.

Also, all our customers must pass through the same KYC process, so we know who is behind each transaction and can better monitor each account for suspicious activity.

All our customer deposits are held by our bank partners in insured bank accounts that follow the same regulation and security protocols as normal bank accounts do.



Accounts are locked to user's phone with two-factor authentication



No unexpected charges - all transactions require explicit approval



All users must pass regulated Bank KYC verification



Our immediate goal is to raise $700,000 in funding
with WeFunder to help us launch in the US and Senegal
by the end of 2020

Growth and expansion goals

Through the bank partnerships we have in place, we aim to quickly launch in 14 additional West African countries and EU regions with an African diaspora.

Looking further ahead, our long term objective is to have 9 million subscribers and $ 1 billion in revenue by 2025.



Bank Partners
Orabank
West Africa
Providus Bank
Nigeria
Banco BAI
Cabo Verde
Banco BNI
Europe
Bank To Be Announced
United States
Pop: 328M
Pop: 515M
Pop: 346M

A robust customer acquisition strategy

Leveraging our Merchant Network

We will focus on first building a strong network of merchants that accept Makeba through regional sales teams, social media campaigns and referral program.

Strong Referral Program

We have a generous incentivized referral program for merchants and individuals who refer new subscribers to Makeba.

Community Events

Partnerships with local diasporas to gain exposure and turn users into brand ambassadors.

Social Media & Advertising

Educate and expose the audience to the Makeba services. Reinforce the emotional connection to financial inclusion and empowerment.
Efforts will be targeted through ads on social media channels like Facebook, Twitter and Instagram.

E-mail marketing

To promote referral program & downloads

Influencer Marketing and PR Buzz

Build relationships with individuals who have influence with our target groups. Consistently pitching local and diaspora press outlets to cover Makeba stories.



What's Next



By keeping administrative costs low and focusing on viral marketing efforts to drive user growth, margins can exceed 50%, while still being the lowest cost remittance and POS service available.



*The above chart contains future-looking projections which cannot be guaranteed.



The market is primed for Makeba

It's time to bring millions of people into the modern economy.

By creating a low-cost and easy to use financial platform we can give more people and economies a chance to develop and grow stronger.

 Smartphone usage and wireless networks are growing rapidly in Africa

 The cost of remittances and card payments has stagnated

 Moving fast allows us to leapfrog competition and gain market share quickly



Overview of market:
Remittance

Remittance
Sub-Saharan Africa



Remittances to sub-Saharan Africa grew to $37.8 billion in 2017, according to the World Bank, and are forecasted to hit around $39.6 billion in 2019.



Nigeria — $22
Senegal — $2.2
Ghana — $2.2
Kenya — $2.0
Uganda — $1.4
Mali — $1.0
South Africa — $0.9
Ethiopia — $0.8
Liberia — $0.6
Burkina Faso — $0.4

2017 Remittances in billion US dollars

Source: IMF, World Development Indicators, World Bank staff estimates

Remittance Market
From the UK



Amount sent to Africa from
the UK in 2017:
$6 billion

Target Corridor:
Nigeria

Amount sent to Nigeria in
2017 from the UK:
$4 billion

Average cost of remittance
from UK to Nigeria:
7.39%

The dominant way of sending remittance from
the UK to Nigeria is still the traditional cash
agent to a cash agent (MTO), with the market
leaders being Western Union and MoneyGram.



Remittance Market
To Nigeria



Value of remittances Nigeria received in 2017:
$22 Billion

Financial Inclusion:
39.7%

Digital Penetration:
47.1%

Cellphone / Smartphone Usage:
68.9% / 18.5%

Before 2018 there were several obstacles in place to prevent growth of mobile money in Nigeria.

Since then telcos are poised to obtain mobile licenses and launch financial services in 2019: Paga, Cellulant, Fetswallet, Teasy Mobile, Fortis Mobile Money, Kongapay.

Nigeria has a highly fragmented and confusing financial services market.

It is however a vibrant space as digitization of cash transactions is a huge opportunity in a largely cash-based society.



https://www.pewresearch.org/fact-tank/2019/04/03/immigrants-sent-a-record-amount-of-money-home-to-sub-saharan-african-countries-in-2017/ft_19-04-03_remittances_nigeriareceived_2/

Remittance Market
From France



Amount sent to Africa from France in 2017:
$7 billion

Target Corridor:
Senegal

Amount sent to Senegal from France in 2017:
$647 million

Average cost of remittance from France to Senegal:
4.56% + FX margin

Communities with a long history of emigration to France rely on strong migrant networks and prefer using friends or other intermediaries to carry cash back home.

Hand-Carried Cash to Cash	52.8%
Money Transfer	43.1%
Bank Transfer	2.2%
Bank Account to Cash	0.5%
Twin Bank Accounts	0.3%
Other	0.3%

Channels used to send money between France and Senegal (%)



Remittance Market
To Senegal



Value of remittances Senegal
received in 2017:
$2.2 Billion

Financial Inclusion:
15%

Digital Penetration:
61%

Cellphone / Smartphone Usage:
111% / 19%

Broad and diverse financial
landscape

People use a combination of
financial institutions, both formal and
informal, digital and nondigital.

Third party providers far surpass
usage of any other formal financial
service.

Remittances makes up 10.6% of
Senegal's GDP.

Four leading digital financial
providers

OTC
Wari, Joni Joni,

MNO
Orange, Tigo



*Domestic and international. Percentages shown for each mechanism are not exclusive of each other. There is overlap between groups due to consumers having more
than form of access to digital finance. Reflects usage. Does not reflect account ownership.
https://www.pewresearch.org/global/interactives/remittance-flows-by-country/

Remittance Market
From the US



Amount sent to Africa from the US in 2017:
$9.3 billion

Average cost of remittance from the US to Africa:
9.5%

Target corridors and the amounts sent in 2017 from US:
Nigeria $6.2 billion
Senegal $85 million
Cape Verde $57 million

The dominant way of sending remittance from the US is still the traditional cash agent to a cash agents (MTO's) - with the market leaders being Western Union and MoneyGram.

However, The profitability of the remittance market, along with the growth of Electronic Funds Transfer technologies has also led to the creation of numerous internet based remittance companies such as XOOM and Remitly.





Overview of market:
Payment

Payment Market
Africa



While the picture varies by country, cash remains the dominant form of payment in Africa due to low banking penetration and dominance of the informal economy*.

Share of cash is expected to grow despite emergence of alternative payment methods.

Yet half of global mobile money transactions already occur in Africa**
- $27 billion in 2018
- 21% of adults own a mobile money account
- Awareness and trust in mobile payments is rising steadily



*Source: Calleo - The African Cash report 2018
** Source: The World Bank

Payment Market
Nigeria



Over 15 million Nigerian adults (15.6% of population) made at least one digital payment for goods and services in the past 12 months

Banked population is up from 36.9m in 2016 to 39.5m in 2018

Adults who have made a digital payment

+3.3% increase



	2016	2018	Growth/ decline
Banked population	38.3%	39.7%	+1.4%
Remittances (send and receive)	24.2%	22.4%	-2.2%
Savings with a bank	27.7%	21.0%	-6.7%
Payments	12.1%	15.5%	+3.4%
Receive income	8.4%	9.7%	+1.3%
Loan with a bank	1.3%	1.3%	Stable
Banking agents	2.6%	3.3%	+0.6%

*Source: EFInA Access to Financial Services in Nigeria 2018 survey

Payment Market
Senegal



Cash remains the dominant form of payment in Senegal.



Has a Bank Account	Has a Credit Card	Makes and/or receives mobile payments via GSMA	Makes online purchases and/or pays bills online
15%	1%	6%	1%

Percentage of the population aged 15+ that reports owning or using each financial product or service:

*Source: Calleo - The African Cash report 2018
** Source: The World Bank

Payment Market
Senegal



Bill Payment Costs
(in CFA francs)

Orange Money	
Amount Paid	Payment Fees
1 - 5, 000	25
5,001 - 10,000	400
10 ,001 - 20,000	500
20,001 - 60,000	800
60,001 - 175,000	1,900
175,001 - 400,000	3,900
400,001 - 1, 500,000	10,900

Free (previously Tigo)	
Amount Paid	Payment Fees
500 - 3,499	240
3,500 - 7,499	420
7,500 - 14,999	600
15,000 - 29,999	1,200
30,000 - 59,999	2,250
60,000 - 8, 999	3,200
90,000 - 119, 999	4,200
120,000 -299,999	5,300
300, 000 - 500, 000	6,500

According to official company website



Investor Q&A

What does Makeba do?

Makeba is a new financial network that combines money transfers and payments into a digital ecosystem that is highly secure, lightning-fast, and very low-cost. Customers and businesses transact securely and instantly without cash or credit cards using only their smartphones.

Where will your company be in 5 years?

While the opportunity is global, Makeba is first targeting Africa where the demand is high and our team is experienced. In 5 years we hope to be operational in all African countries as well as countries with sizable African diasporas, primarily western-Europe and the US. Our objective (which cannot be guaranteed) is to secure 9 million subscribers and $1 billion in revenue by 2025.

Why did you choose this idea?

Income inequality is one of the most important challenges of our time. Technology allows us to address financial inclusion. We are in business to make money, but to do so in a socially responsible way. We go beyond moving money forward for our customers and offer them innovative products that solve their most acute pain points.

How far along are you? What's your biggest obstacle?

We have developed the technology and have a mature suite of products. We have rolled out the service in Cabo Verde as a first test market and already the feedback has been really great. We are fully operational in Cabo Verde with a current customer base of over 3,500 users and growing by 30% per month. A rapidly growing number of businesses are accepting Makeba payments and we have even partnered with the Government to pay pensions with Makeba - the first time this has been done electronically.

Our biggest obstacle right now is quickly rolling out in more markets - most importantly the US and Europe.



Who competes with you? What do you understand that they don't?

Our main competitors are remittance services and payment processors.

The fin-tech market can seem crowded from afar but few offerings are proving competent.
Many startups are relying on unproven virtual currencies which is not something that the African consumer is interested in. Makeba only uses real money and all our deposits are held in regulated, insured bank accounts.

We understand the services that African consumers want. We know the local markets and have solid networks from years of doing business in the region. And we also have the opportunity to be first-to-market in several countries.

How will you make money?

Our main sources of income are going to be:
- Subscription fees for our monthly plans
- Remittance fees from money transfers
- Cash withdrawal fees
- Payment processing fees from Merchants
- Sale of airtime and data plans
- Currency Exchange

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk in the short term is running out of cash before we can reach the scale at which we are profitable.

While Makeba has value as a purely inter-African remittance and payment service. We rely on the US and Europe to be the source of remittance that fuels our users accounts. It will be hard to become profitable quickly enough without these markets onboard in the next year.



Financials

Financial

At a Glance
January 1 to December 31

Revenue	$0
Net Loss	-$1,118,988
Short Term Debt	$148,825
Raised in 2019	$805,000
Cash on Hand	$185,000 As of 05/25/20

Makeba has financial statements ending December 31 2019. Our cash in hand is $185,000, as of May 2020.

Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $100,000/month.

Net Margin:	N/A
Gross Margin:	N/A
Return on Assets:	-1,286%
Earnings per Share:	-$11.19
Revenue per Employee:	$0
Cash to Assets:	53%
Revenue to Receivables:	~
Debt Ratio:	376%

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Makeba is a new financial network that combines money transfers and payments into a digital ecosystem that is highly secure, lightning-fast, and very low-cost.

Customers and businesses transact securely and instantly without cash or credit cards using only their smartphones.
While the opportunity is global, Makeba is first targeting Africa where the demand is high and our team is experienced.



In 5 years we hope to be operational in all African countries as well as countries with sizable African diasporas, primarily western-Europe and the US.

Our objective (which cannot be guaranteed) is to secure 9 million subscribers and $1 billion in revenue by 2025 .Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Makeba, Inc was incorporated in the State of Delaware in May 2016.

Since then, we have:
• Instant mobile payments with 90% lower fees than credit cards
• Instant international remittance with 90% lower fees than cash agents
• Product is fully operational in our first test market
• Customer base growing by 35% per month
• We have already raised $2.5 million

Historical Results of Operations

Revenues & Gross Margin
For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0.

Assets
As of December 31, 2019, the Company had total assets of $86,992, including $46,246 in cash. As of December 31, 2018, the Company had $325,470 in total assets, including $229,223 in cash.

Net Loss
The Company has had net losses of $1,118,988 and net losses of $1,111,287 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

Liabilities
The Company's liabilities totaled $326,973 for the fiscal year ended December 31, 2019 and $191,757 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of Form C for disclosure of all related party transactions.



Financial

Liquidity & Capital Resources

To-date, the company has been financed with $600,000 in debt and $2,000,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 1 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy.

This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Makeba, Inc cash in hand is $185,000, as of May 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $100,000/month, for an average burn rate of $100,000 per month. Our intent is to be profitable in 18 months.

On January 2020, Makeba acquired Fintech Africa, the development company that has developed all technology to date.

Revenue in 3 Months:
$0 per month

Revenue in 6 Months:
$12,651 per month

Expenses in 3 Months:
$194,889 per month

Expenses in 6 Months:
$346,139 per month

Although we cannot guarantee it, we expect our 3,500 customers to generate revenue within the next month, once initial promotions expire. Six months following the raise, our monthly revenue projections are between $10,000-$20,000 per month. If needed, we can rely on capital injections by Founder, additional funding from friends, family, and previous Investors. We believe it will take about $7M raised total for us to reach a break-even point.





Risks

Risks



1.
Regulatory changes that impact our business model: Financial services are subject to frequent regulatory revisions and the timely implementation of new rules and compliance provisions is a risk.

2.
Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

3.
Regulatory changes that affect our banking partners: Our bank partner agreements are contingent on compliance to regulation and any change to the banking regulation related to bank partnerships with services, like Makeba, could cause unexpected costs to development or a pause on a market.

4.
Significant price drop by competitors: At this time, Makeba's value proposition is unique in the market and provides a very affordable alternative to existing players. There is a risk that Makeba's traction may cause competitors to drop pricing to gain back their customer base.

5.
Our financial projections are based on forecasts that assume specific growth patterns. There is a risk adoption as the application and marketing initiatives are rolled out, adoption may be lower and growth targets may not be met.

6.
This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief. [Rule 201(z)(1)(i)]

7.
COVID-19 has delayed merchant acquisition because of mandates to close down businesses, and it may continue to have material impacts on our business.

8.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.



Details

Details



The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Yamandou Alexander	CEO @ Makeba	2016

Officers

OFFICER	TITLE	JOINED
Yamandou Alexander	Secretary President CEO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Yamandou Alexander	86,158 common stock	86.2%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$0	Priced Round
02/2018	$500,000	Loan
07/2019	$100,000	Loan
04/2020	$50,000	SAFE
09/2019	$200,000	SAFE
04/2019	$505,000	SAFE
09/2018	$1,000,000	SAFE
05/2018	$245,000	SAFE

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
ASG Telecom	02/01/2018	$500,000	$478,346	0.0%	05/31/2022	Yes
Saleem Almasri	07/16/2019	$100,000	$95,832	10.074%	07/15/2024	Yes

Details



Related Party Transactions

Name	ASG Telecom
Amount Invested	$500,000
Transaction type	Loan
Issued	02/01/2018
Outstanding principal plus interest	$478,346 as of 05/2020
Interest	0.0 per annum
Maturity	05/31/2022
Outstanding	Yes
Current with payments	Yes
Relationship	Common Ownership Interest

Use of Funds

$99,750	40% product development, 30% salaries, 20% marketing, 2.5% hosting and operations, 7.5% WeFunder Fee
$700,000	30% product development, 25% salaries, 20% marketing, 10% legal and compliance, 7.5% WeFunder Fee, 5% IT assets, 2.5% hosting and operations

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	200,000	90,000	Yes
Preferred Stock	50,000	10,000	Yes

The Funding Portal

Makeba is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

Form C Filing on EDGAR
The Securities and Exchange Commission hosts the official Form C on their EDGAR web site. https://wefunder.com/makeba/form_c



Let's move money forward together!
Invest in Makeba today at wefunder.com/makeba